Exhibit 99.4

GERDAU S.A.

CNPJ nº 33.611.500/0001-19

NIRE: 35300520696

NOTICE TO THE MARKET

Gerdau S.A. (B3: GGBR / NYSE: GGB), in continuation of the Notice to the Market released on January 21, 2025, informs its shareholders and the market in general that concluded, through its controlled companies Sul Renováveis Participações S.A. and Gerdau Aços Longos S.A., after fulfilling all the conditions precedent for this type of operation, the acquisition of all shares of the companies (i) Rio do Sangue Energia S.A., on March 21, 2025, for the price of R$244.5 million; and (ii) Paranatinga Energia S.A., on April 28, 2025, for the price of R$197.2 million, net of the consolidated cash of R$32.8 million. The acquisition price was paid in full on the closing date of each transaction, using available own funds.

São Paulo, April 28, 2025.

Rafael Dorneles Japur

Vice-President and

Investor Relations Officer